SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission File No.: 1-13079
Gaylord Entertainment Company
401(k) Savings Plan
(Full title of plan)
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

Gaylord Entertainment Company
401(k) Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits — as of December 31, 2009 and 2008	4
Statement of Changes in Net Assets Available for Benefits — for the Year Ended December 31, 2009	5
Notes to Financial Statements	6
Supplemental Schedule
Schedule of Assets Held for Investment Purposes at End of Year — as of December 31, 2009	17
EX-23.1

Gaylord Entertainment Company
401(k) Savings Plan
Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Trust Committee of the
Gaylord Entertainment Company 401(k) Savings Plan
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan and Cain, PC
Brentwood, Tennessee
June 17, 2010

Gaylord Entertainment Company
401(k) Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2009	2008
	(in thousands)

Assets

Investments, at fair value as determined by quoted market prices:
Mutual funds	$88,066	$68,748

Investments, at estimated fair value:
Money market fund	248	104
Common collective trust	19,121	17,111
Company stock fund	4,261	1,960
Participant loans	4,280	4,027

	27,910	23,202

Total investments	115,976	91,950

Receivables:
Accrued investment income	190	219
Other	509	166

Total receivables	699	385

Total assets	116,675	92,335

Liabilities

Other liabilities	697	386
Accrued expenses	89	57

Total liabilities	786	443

Net assets available for benefits at fair value	115,889	91,892

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(90)	935

Net assets available for benefits	$115,799	$92,827

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2009
(in thousands)

Additions
Investment income:
Interest income from participant loans	$285
Net appreciation in fair value of investments	18,342
Dividend and interest income	2,157

Total investment income	20,784

Contributions:
Participant contributions	8,473
Participant rollovers	493
Employer matching contributions	6,209

Total contributions	15,175

Total additions and net investment income	35,959

Deductions
Benefits paid to participants	12,701
Administrative expenses	286

Total deductions	12,987

Net increase in net assets available for benefits	22,972

Net assets available for benefits, beginning of year	92,827

Net assets available for benefits, end of year	$115,799

See accompanying notes to financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

1. Plan Description	The following description of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General — Gaylord Entertainment Company (the “Company” or “Employer”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended and restated effective January 1, 2009 to provide for changes in the law since the Plan was last restated effective January 1, 2008. The 2009 restatement also reduced the rate of safe harbor contributions effective January 1, 2010. See Note 9 below for further disclosures.

Administration — The Benefits Trust Committee of the Gaylord Entertainment Company
401(k) Savings Plan is responsible for the administration and operation of the Plan. Lincoln Financial Group (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. Wilmington Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility — An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis, (5) non-resident, non-United States citizens other than employees on a VISA which requires benefit coverage to be offered, such as H1B, H1B1, or Trade NAFTA, and employees who have an employment authorization card, such as a “green card”, and (6) individuals classified as independent contractors.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Contributions — Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan.

Effective January 1, 2007, the Plan was amended to adopt the safe harbor provisions under Sections 401(k)(12) and 401(m)(11) of the IRC to eliminate the need to perform nondiscrimination testing each year. Pursuant to this amendment, the Company (i) increased the Company matching contributions under the Plan from 50% of each participant’s tax-deferred contributions which do not exceed 6% of the participant’s compensation to a safe harbor contribution of 100% of each participant’s tax-deferred contributions which do not exceed 5% of the participant’s compensation, (ii) required that all safe harbor contributions be 100% vested at all times rather than be subject to the Plan’s vesting schedule, and (iii) required that all contributions made by the Company to the Plan prior to January 1, 2007 become 100% vested for all participants who are employed by the Company on or after that date. See Note 9 below for further disclosures.

The Company may also make a discretionary, non-elective profit sharing contribution to the Plan; however, an annual contribution is not required. The non-elective contribution is available to all participants employed on the last day of the Plan year. No discretionary non-elective contributions were made in 2009 or 2008.

Participants direct the investment of their contributions and all Employer contributions into various investment options offered by the Plan. Currently, the Plan offers a Company common stock fund, one common/collective trust and eleven mutual funds as investment options for participants.

Participant Accounts — Each participant account is credited (charged) with the participant’s and the Company’s contributions and an allocation of net investment earnings (losses). Allocations of contributions are based on participant compensation and allocations of net investment earnings (losses) are based on account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting — Participants are immediately vested in their voluntary pre-tax contributions and any earnings or losses thereon. All participants are 100% vested in all employer safe harbor matching contributions and profit sharing contributions made after January 1, 2007. All contributions made by the Company to the Plan prior to January 1, 2007 became 100% vested for all participants who were employed by the Company on or after that date. Participants not employed by the Company after December 31, 2006 vested ratably in Company contributions 25% after one year of eligible service with 1,000 hours and 25% each year thereafter until fully vested after four years.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

All Employer contributions vest immediately upon a participant’s death, disability, or attainment of the normal retirement age, as defined by the plan document.

Payment of Benefits — Upon termination of service due to death, disability, retirement or separation, a participant receives his or her vested account balance in a lump-sum distribution or direct rollover into another qualified plan, individual retirement account, or other eligible employer plan. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date, but not beyond the participant’s Required Beginning Date, as defined by the IRC. If the value of the vested account is not in excess of $5,000, the vested account will be payable in a single sum payment of the entire amount of the vested account. The plan administrator may, in accordance with a policy that does not discriminate among participants, establish periodic times when the plan administrator will direct the distribution of such amounts without the request or approval of the participant. In the event such distribution is greater than $1,000 (and not in excess of $5,000), if the participant does not elect to have the distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the plan administrator.

In the event of financial hardship, as defined in the plan agreement, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of his or her vested balance (subject to limitations contained in the Plan). A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which he or she is entitled. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of the IRC. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the plan agreement.

Forfeitures — Forfeitures are used to pay Plan expenses. Any remaining forfeitures are then used to reduce future Company contributions. Forfeited amounts for the years ended December 31, 2009 and 2008 were not material to the financial statements.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Participant Loans — Each participant may borrow up to a maximum amount equal to the lesser of $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan in question is made, or 50% of his or her vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. Interest rates on participant loans ranged from 5.25% to 11.0% at December 31, 2009. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, Computershare, prior to the time such rights are to be exercised.

Administrative Expenses — Substantially all administrative expenses of the Plan are paid directly by the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the IRC and ERISA.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies	Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are valued at fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“Topic 820”). These investment values are discussed more fully in Note 4 below. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

Recent Accounting Pronouncements — In May 2009, the FASB modified FASB ASC 855, “Subsequent Events” (“Topic 855”) in order to establish principles and requirements for reviewing and reporting subsequent events and to require disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. The Company adopted the modifications of Topic 855 during 2009. In February 2010, the FASB made further amendments to Topic 855 which, among other things, no longer requires that a filer with the Securities and Exchange Commission disclose the date through which subsequent events have been reviewed. The Plan adopted these amendments upon issuance, and this adoption did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued Accounting Standards Update No. 2009-01, Topic 105, “Generally Accepted Accounting Principles” to establish the ASC as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This modification does not change the content of GAAP, but reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant SEC guidance organized using the same topical structure in separate sections. This modification became effective for the Plan on July 1, 2009. This had an impact on the footnotes to the Plan’s financial statements, as all references to authoritative accounting literature are now references in accordance with this modification.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

3. Investments	The following presents the fair value of investments that represent five percent or more of the Plan’s net assets (in thousands):

December 31,	2009	2008

Dodge & Cox Balanced Fund	$14,390	$13,271
Union Bond & Trust Company Stable Value Fund***	19,121	17,111
PIMCO Total Return Fund Institutional Class	19,484	15,597
Thornburg International Value Fund	11,973	8,426
American Funds Growth Fund of America	6,359	**
Baron Asset Fund	**	4,603
DWS Institutional Funds Equity 500 Index Fund	16,514	12,964

**	Investment does not represent five percent of the Plan’s net assets for the respective year.

***	The contract value of the Union Bond & Trust Company Stable Value Fund was approximately $19,031 and $18,045 at December 31, 2009 and 2008, respectively.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year ended December 31,	2009

Mutual funds	$15,873
Common collective trust	399
Shares of the Company’s common stock	2,070

Total investments	$18,342

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

4. Fair Value Measurements	The Plan uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual Funds — Mutual funds are valued at the net asset value (fair value) per unit (share) of the funds or the portfolio based upon quoted market prices in an active market.

Common Collective Trust — The common collective trust is made up of investment contracts. The fair value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan presents investments in collective trust funds that include benefit-responsive investment contracts at fair value in the statement of net assets available for benefits and also presents the amount representing the difference between fair value and contract value of these investments on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Common Stock — The Company Stock Fund consists of Company common stock that is valued at quoted market prices and interest-bearing cash, both of which approximate fair value. The Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans — Participant loans are valued at their outstanding balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 (in thousands):

	Total	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Large Cap (a)	$42,921	$42,921	$—	$—
U.S. Mid Cap (a)	7,824	7,824	—	—
U.S. Small Cap (a)	5,864	5,864
International (b)	11,973	11,973	—	—
Core Fixed Income (c)	19,484	19,484	—	—
Money market fund	248	248	—	—
Common collective trust	19,121	—	19,121	—
Company stock fund	4,261	4,261	—	—
Participant loans	4,280	—	—	4,280

Total	$115,976	$92,575	$19,121	$4,280

The following table presents, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 (in thousands):

	Total	Level 1	Level 2	Level 3
Mutual Funds:
U.S. Large Cap (a)	$34,649	$34,649	$—	$—
U.S. Mid Cap (a)	6,148	6,148	—	—
U.S. Small Cap (a)	3,928	3,928
International (b)	8,426	8,426	—	—
Core Fixed Income (c)	15,597	15,597	—	—
Money market fund	104	104	—	—
Common collective trust	17,111	—	17,111	—
Company stock fund	1,960	1,960	—	—
Participant loans	4,027	—	—	4,027

Total	$91,950	$70,812	$17,111	$4,027

(a)	Consists of actively-managed domestic equity mutual funds. Underlying holdings are diversified by sector and industry.

(b)	Consists of an actively-managed international equity mutual fund. Underlying holdings are diversified by country, sector and industry. The fund may invest a portion of its assets in emerging markets, which entails additional risk.

(c)	Consists of an actively-managed fixed income mutual fund. The fund predominantly invests in investment- grade bonds of U.S. issuers from diverse sectors and industries. The fund also invests in government-backed debt. The fund can invest a portion of its assets in below-investment grade debt and non-U.S. debt, which entails additional risk.

Gaylord Entertainment Company
401(k) Savings Plan
Notes to Financial Statements

The following table presents a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 (in thousands):

Participant Loans

Balance at January 1, 2009	$4,027
Realized gains (losses)	—
Unrealized gains (losses) related to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	253

Balance at December 31, 2009	$4,280

5. Terminated Participants	As of December 31, 2009, Plan assets of approximately $111,000 were allocated to participants who have elected to withdraw from the Plan and whose claims have been processed and approved for payment, but have not yet been paid.

6. Income Tax Status	The Plan obtained a favorable determination letter on December 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under Sections 401 and 501 of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Related Party Transactions	Certain Plan investments totaling $0.2 million and $0.1 million at December 31, 2009 and 2008, respectively, are shares of mutual funds managed by the Trustee, as defined by the Plan. Investments managed by the Trustee qualify as party-in-interest transactions. In addition, the Plan invests in the common stock fund of the Company. At December 31, 2009 and 2008, the Plan held 213,348 and 176,684 shares of common stock of the Company, respectively, which represented less than 1% of the outstanding shares of the Company at those dates. Additionally, the Plan holds investments in the form of participant loans and such transactions qualify as party-in-interest transactions.

8. Reconciliation of Financial Statements to Form 5500	The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include administrative expenses in the period incurred, regardless of when they are paid. The Form 5500 reports administrative expenses in the period they are paid.

The following is a reconciliation of net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

December 31,	2009	2008

Net assets available for benefits per the financial statements	$115,799	$92,827
Add: Accrued expenses	89	57

Net assets available for benefits per Form 5500	$115,888	$92,884

The following is a reconciliation of the decrease in net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

Year ended December 31,	2009

Net increase in net assets available for benefits per the financial statements	$22,972
Add: Change in accrued expenses	32

Net increase in assets available for benefits per Form 5500	$23,004

9. Subsequent Events	Effective January 1, 2010, the Plan was amended to decrease the Company matching contributions under the Plan from 100% of each participant’s tax-deferred contributions which do not exceed 5% of the participant’s compensation to 100% of each participant’s tax-deferred contributions which do not exceed 4% of the participant’s compensation.

Gaylord Entertainment Company
401(k) Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year

			EIN: 73-0664379
December 31, 2009			Plan Number: 002
		(c)
		Description of Investment,
	(b)	including Maturity Date,	(d)	(e)
	Identity of Issuer,	Rate of Interest, Collateral,	Number of	Current
(a)	Borrower or Similar Party	Par or Maturity Value	shares/units	Value

*	Gaylord Entertainment Company	Common Stock Fund	902,569	$4,261,415
	Union Bond & Trust Company Stable Value Fund, at contract value	Common/Collective Trust	856,331	19,030,850
	Dodge & Cox Balanced Fund	Mutual Fund	224,737	14,389,927
	Baron Growth Fund	Mutual Fund	69,405	2,867,104
	Baron Asset Fund	Mutual Fund	123,930	5,726,813
	PIMCO Total Return Fund Institutional Class	Mutual Fund	1,804,112	19,484,413
	Thornburg International Value Fund	Mutual Fund	472,682	11,973,038
	DWS Institutional Funds Equity 500 Index Fund	Mutual Fund	131,962	16,513,696
	American Funds Growth Fund of America — Class A	Mutual Fund	232,668	6,358,816
	Advisors Inner Circle Fund LSV Value Equity Fund	Mutual Fund	465,292	5,657,950
	Royce Opportunity Fund	Mutual Fund	331,889	2,996,956
	Victory Portfolios Special Value Fund	Mutual Fund	154,748	2,096,836
*	Wilmington Prime Money Market Portfolio	Mutual Fund	247,584	247,584
*	Participant loans	Terms of up to 10 years, interest rates of 5.25% - 11.0%		4,279,838

				$115,885,236

*	A party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAYLORD ENTERTAINMENT COMPANY 401(k) SAVINGS PLAN
By:	Benefits Trust Committee for the
Gaylord Entertainment Company 401(k)
Savings Plan

Date: June 18, 2010	By:	/s/ Gara Pryor
		Name:	Gara Pryor
		Title:	Chairman, Benefits Trust Committee for the Gaylord Entertainment Company 401(k) Savings Plan

     The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:
EXHIBITS
EX-23.1 Consent of Lattimore Black Morgan and Cain, PC